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Exhibit 4.2(b)

WORKING CAPITAL REVOLVING PROMISSORY NOTE

$1,500,000.00	Minneapolis, Minnesota March 31, 2002

        FOR VALUE RECEIVED, the undersigned, 2ND SWING, INC., a Minnesota corporation ("Maker"), 5810 Baker Road, Minnetonka, Minnesota 55345, hereby promises to pay to the order of DAVID R. POMIJE ("Lender" or "Holder"), at his office at 801 Tonkawa Road, Long Lake, MN 55356, or at such other address as the Holder hereof may from time to time designate in writing, the principal sum of One Million Five Hundred Thousand Dollars ($1,500,000), or, if less, the aggregate unpaid principal amount of all advances made by Lender to the Maker, together with interest on the unpaid principal balance from the date hereof at a per annum rate equal to twelve percent (12%), calculated on the basis of a year consisting of 365 days. Interest only shall be paid until the Maturity Date (hereinafter defined) in monthly installments on the first of each month beginning on May 1, 2002, and continuing on the first day of each month thereafter. The Maker shall also pay interest on any overdue installment of principal from the date due thereof until paid at an interest rate per annum equal at all times to two percent (2%) per annum in excess of the interest rate set forth above. No provision of this Note shall require the payment or permit the collection of interest in excess of the rate permitted by applicable law. Advances by Lender under this Note are at Lender's sole discretion and the Maker understands and acknowledges that Lender has no binding obligation to fund this Note in whole or in part.

        The principal balance under this Note, together with all interest accrued thereon, shall be due and payable one year after the date hereof (the "Maturity Date").

        The principal amount hereof, together with accrued, unpaid interest hereon, may be prepaid at any time and from time to time without premium or penalty.

        Upon the request of Lender, the Company shall grant to Lender a security interest in the Company's inventory and shall execute a security agreement with customary terms and conditions therefor.

        All payments, including prepayments, under this Note, shall be applied first against accrued interest and thereafter in reduction of principal. If any one or more of the following events ("Events of Default") shall occur, then, in any such event, if such Event of Default is not cured within ten (10) days after the Holder hereof provides the Maker with written notice by United States Mail of such Event of Default, the Holder hereof may, at his option, declare this Note to be immediately due and payable together with all unpaid interest accrued hereon, without further notice or demand, and, in the case of the occurrence of any of the events described in paragraphs (d) or (e) below, this Note shall become automatically due and payable, including unpaid interest accrued hereon, without notice or demand:

          (a)  The Maker shall default in the due and punctual payment of any installment of interest on this Note when the same shall become due and payable; or

          (b)  There shall be entered against Maker one or more judgments in the amount at any one time outstanding in excess of $100,000, excluding those judgments that shall have been satisfied, vacated, discharged or stayed or bonded pending appeal, which stay or bond shall have been effective on or before the date on which time for appeal of the judgment or order has expired; or

          (c)  Default in the due observance or performance of any covenant, condition or agreement on the part of the Maker to be observed or performed pursuant to the terms of this Note; or

          (d)  The Maker shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator for any of the Maker's properties or assets; (ii) admit in writing the Maker's inability to pay the Maker's debts as they mature; (iii) make a general assignment for the benefit of creditors;

  (iv) be adjudicated bankrupt or insolvent; or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against the Maker in any proceeding under any such law; or

          (e)  An order, judgment or decree shall be entered, without the application, approval, or consent of the Maker, by any court of competent jurisdiction, approving a petition seeking the reorganization or liquidation of the Maker or all or a substantial part of the properties or assets of the Maker, or appointing a receiver, trustee or liquidator of the Maker, and such order, judgment or decree shall continue unstayed and in effect for any period of ten days; or

          (f)    Any action or proceeding shall be commenced by any person or entity seeking to avoid or recover any payment heretofore or hereafter made to the Lender or in respect of this Note or the claim satisfied by the delivery of this Note.

        In the event a third party lender provides a working capital loan to the Maker in the amount of $1,000,000 or more and secures such loan with the Maker's inventory and accounts receivable, among other things, such note proceeds shall be first used to pay off the principal balance due plus accrued interest on this Note and upon such payment, this Note shall become void and inoperative.

        No failure or delay on the part of the Holder of this Note in exercising any power or any right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on the Maker in any case shall entitle the Maker to any notice or demand in similar or other circumstances.

        The Maker agrees to reimburse the Holder of this Note upon demand for all reasonable out-of-pocket expenses, including reasonable attorneys' fees, in connection with such Holder's enforcement of the obligations of the Maker hereunder.

        This Note is delivered pursuant to an Mezzanine Letter Agreement under date of March 31, 2002 (the "Mezzanine Letter Agreement"), in which the Holder agreed to provide mezzanine financing to the Maker under terms and conditions set forth in the Mezzanine Letter Agreement.

        Presentment and demand for payment, notice of dishonor, protest and notice of protest are hereby waived.

        This Note shall be governed by and construed in accordance with the internal laws of the State of Minnesota (without giving effect to the conflicts of law principles thereof). The Maker submits to the jurisdiction of the courts of the State of Minnesota and the federal courts of the United States located in such state in respect of all actions arising out of or in connection with the interpretation or enforcement of this Note, waives any argument that venue in such forums is not convenient and agrees that any actions initiated by the Maker shall be venued in such forms.

2ND SWING, INC., A MINNESOTA CORPORATION
By:	Stanley A. Bodine Its Chief Executive Officer

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WORKING CAPITAL REVOLVING PROMISSORY NOTE